Exhibit 21.1

Subsidiaries of Eastern Virginia Bankshares, Inc.

Name of Subsidiary	State of Incorporation
Bank of Northumberland, Inc.	Virginia
Hanover Bank	Virginia
Southside Bank	Virginia